UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        HAYES LEMMERZ INTERNATIONAL, INC.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    420781304
                                    ---------
                                 (CUSIP Number)

                                  June 3, 2003
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 16 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 2 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SATELLITE ASSET MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5           Sole Voting Power
 Number of                               1,574,083
  Shares
Beneficially          6           Shared Voting Power
  Owned By                               0
    Each
 Reporting            7           Sole Dispositive Power
   Person                                1,574,083
   With
                      8           Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,574,083

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.25%

12       Type of Reporting Person (See Instructions)

                                    PN, IA

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 3 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SATELLITE FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5           Sole Voting Power
 Number of                               1,574,083
  Shares
Beneficially          6           Shared Voting Power
  Owned By                               0
    Each
 Reporting            7           Sole Dispositive Power
   Person                                1,574,083
   With
                      8           Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,574,083

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.25%

12       Type of Reporting Person (See Instructions)

                                    OO, IA

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 4 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARK SONNINO (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5           Sole Voting Power
 Number of                               0
  Shares
Beneficially          6           Shared Voting Power
  Owned By                               1,574,083
    Each
 Reporting            7           Sole Dispositive Power
   Person                                0
   With
                      8           Shared Dispositive Power
                                         1,574,083

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,574,083

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.25%

12       Type of Reporting Person (See Instructions)

                                    IA

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 5 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LIEF D. ROSENBLAT (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5           Sole Voting Power
 Number of                               0
  Shares
Beneficially          6           Shared Voting Power
  Owned By                               1,574,083
    Each
 Reporting            7           Sole Dispositive Power
   Person                                1,574,083
   With
                      8           Shared Dispositive Power
                                         1,574,083

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,574,083

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.25%

12       Type of Reporting Person (See Instructions)

                                    IA

                                  SCHEDULE 13G

CUSIP No.  420781304                                          Page 6 of 16 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GABRIEL NECHAMKIN (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5           Sole Voting Power
 Number of                               0
  Shares
Beneficially          6           Shared Voting Power
  Owned By                               1,574,083
    Each
 Reporting            7           Sole Dispositive Power
   Person                                0
   With
                      8           Shared Dispositive Power
                                         1,574,083

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,574,083

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.25%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                              Page 7 of 16 Pages


Item 1(a)      Name of Issuer:

               Hayes Lemmerz International, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               15300 Centennial Drive, Northville, Michigan 48167.

Item 2(a)      Name of Person Filing:

               The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Satellite Asset Management, L.P. ("Satellite L.P.");

               ii)  Satellite Fund Management LLC (Satellite LLC");

               iii) Mr. Mark Sonnino (Mr. Sonnino");

               iv)  Mr. Lief D. Rosenblatt ("Mr. Rosenblatt"); and

               iii) Mr. Gabriel Nechamkin ("Mr. Nechamkin").

               This statement relates to Shares (as defined herein) held for the account of Satellite L.P.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 20th Floor, New York, New York 10022.

Item 2(c)      Citizenship:

               1)   Satellite L.P. is a Delaware limited partnership;

               2)   Satellite LLC is a Delaware limited liability company;

               3)   Mr. Sonnino is a citizen of the United States;

               4)   Mr. Rosenblatt is a citizen of the United States; and

               3)   Mr. Nechamkin is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)      CUSIP Number:

               420781304

                                                              Page 8 of 16 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of June 13, 2003, each of the Reporting Persons may be deemed the beneficial owner of 1,574,083 Shares held for the account of Satellite L.P.

Item 4(b)      Percent of Class:

               The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.25% of the total number of Shares outstanding (according to information provided to the Reporting Persons from the Issuer, as of June 16, 2003, 30,000,000 Shares were outstanding).

Item 4(c)      Number of shares as to which such person has:

          Satellite L.P.
          --------------
          (i)  Sole power to vote or direct the vote:                  1,574,083

          (ii) Shared power to vote or to direct the vote                      0

          (iii)Sole power to dispose or to direct the
               disposition of                                          1,574,083

          (iv) Shared power to dispose or to direct the
               disposition of                                                  0

         Satellite LLC
         -------------
          (i)  Sole power to vote or direct the vote:                  1,574,083

          (ii) Shared power to vote or to direct the vote                      0

          (iii)Sole power to dispose or to direct the
               disposition of                                          1,574,083

          (iv) Shared power to dispose or to direct the
               disposition of                                                  0

         Mr. Sonnino
         -----------
          (i)  Sole power to vote or direct the vote:                          0

          (ii) Shared power to vote or to direct the vote              1,574,083

          (iii)Sole power to dispose or to direct the
               disposition of                                                  0

          (iv) Shared power to dispose or to direct the
               disposition of                                          1,574,083

                                                              Page 9 of 16 Pages


         Mr. Rosenblatt
         --------------
          (i)  Sole power to vote or direct the vote:                          0

          (ii) Shared power to vote or to direct the vote              1,574,083

          (iii)Sole power to dispose or to direct the
               disposition of                                                  0

          (iv) Shared power to dispose or to direct the
               disposition of                                          1,574,083

         Mr. Nechamkin
         -------------
          (i)  Sole power to vote or direct the vote:                          0

          (ii) Shared power to vote or to direct the vote              1,574,083

          (iii)Sole power to dispose or to direct the
               disposition of                                                  0

          (iv) Shared power to dispose or to direct the
               disposition of                                          1,574,083

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The partners of Satellite L.P., including Satellite LLC, its general partner, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Satellite L.P. in accordance with their partnership interests in Satellite L.P.

               The members of Satellite LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Satellite LLC in accordance with their membership interests in Satellite LLC.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

                                                             Page 10 of 16 Pages


Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 11 of 16 Pages


                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 16, 2003               SATELLITE ASSET MANAGEMENT, L.P.

                                   By:   Satellite Fund Management LLC
                                         Its General Partner


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Chief Operating Officer and Principal


Date:  June 16, 2003               SATELLITE FUND MANAGEMENT LLC


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Chief Operating Officer and Principal

Date:  June 16, 2003               MARK SONNINO


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Attorney-in-Fact

Date:  June 16, 2003               LIEF D. ROSENBLATT


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Attorney-in-Fact

Date:  June 16, 2003               GABRIEL NECHAMKIN


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Attorney-in-Fact

                                                             Page 12 of 16 Pages


                                  EXHIBIT INDEX

Exhibit                                                                 Page No.
--------                                                                --------

A.        Joint Filing Agreement, dated as of June 16, 2003,
          by and among  Satellite  Asset  Management,  L.P.,
          Satellite Fund Management LLC, Mark Sonnino,  Lief
          D. Rosenblatt and Gabriel Nechamkin................                 13

B.        Power of  Attorney,  dated  as of June  16,  2003,
          granted by Mr. Mark  Sonnino in favor of Mr. Brian
          S. Kriftcher.......................................                 14

C.        Power of  Attorney,  dated  as of June  16,  2003,
          granted by Mr. Lief D.  Rosenblatt in favor of Mr.
          Brian S. Kriftcher.................................                 15

D.        Power of  Attorney,  dated  as of June  16,  2003,
          granted by Mr.  Gabriel  Nechamkin in favor of Mr.
          Brian S. Kriftcher.................................                 16

                                                             Page 13 of 16 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Hayes Lemmerz International, Inc., dated as of June 16, 2003, is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  June 16, 2003               SATELLITE ASSET MANAGEMENT, L.P.

                                   By:   Satellite Fund Management LLC
                                         Its General Partner


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Chief Operating Officer and Principal


Date:  June 16, 2003               SATELLITE FUND MANAGEMENT LLC


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Chief Operating Officer and Principal

Date:  June 16, 2003               MARK SONNINO


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Attorney-in-Fact

Date:  June 16, 2003               LIEF D. ROSENBLATT


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Attorney-in-Fact

Date:  June 16, 2003               GABRIEL NECHAMKIN


                                   By:  /s/ Brian S. Kriftcher
                                        -----------------------------------
                                   Name:  Brian S. Kriftcher
                                   Title: Attorney-in-Fact

                                                             Page 14 of 16 Pages


                                    EXHIBIT B

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, MARK SONNINO, hereby make, constitute and appoint BRIAN S. KRIFTCHER as my agent and attorney-in-fact for the purpose of executing in my name or in my personal capacity all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June, 2003.



                                              /s/ Mark Sonnino
                                              ----------------------------------
                                              MARK SONNINO

                                                             Page 15 of 16 Pages


                                    EXHIBIT C

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, LIEF D. ROSENBLATT, hereby make, constitute and appoint BRIAN S. KRIFTCHER as my agent and attorney-in-fact for the purpose of executing in my name or in my personal capacity all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June, 2003.



                                              /s/ Lief D. Rosenblatt
                                              ----------------------------------
                                              LIEF D. ROSENBLATT

                                                             Page 16 of 16 Pages


                                    EXHIBIT D

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GABRIEL NECHAMKIN, hereby make, constitute and appoint BRIAN S. KRIFTCHER as my agent and attorney-in-fact for the purpose of executing in my name or in my personal capacity all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June, 2003.



                                              /s/ Gabriel Nechamkin
                                              ----------------------------------
                                              GABRIEL NECHAMKIN